Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 5 DATED SEPTEMBER 13, 2017
TO THE OFFERING CIRCULAR DATED MAY 11, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated May 11, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 12, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset Acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Brandywine Passthrough LLC

On September 11, 2017, we directly acquired ownership of a “majority-owned subsidiary”, Brandywine Passthrough LLC (the “RSE AJH Controlled Subsidiary”), for an initial purchase price of $4,000,000, which is the initial stated value of our equity interest in the RSE AJH Controlled Subsidiary (the “RSE AJH Investment”). The RSE AJH Controlled Subsidiary used the proceeds to close on the acquisition of a single stabilized multifamily property totaling 301 units located at 400 & 402 Foulk Road, Wilmington, DE 19803 (the “Brandywine Hundred Apartments”). The closing of both the RSE AJH Investment and the Brandywine Hundred Apartments property occurred concurrently.

The RSE AJH Controlled Subsidiary is managed by AJH Management (“AJH”), a company formed in 2013. Since its founding, AJH has successfully acquired and currently manages more than 3,000 units, with a value in excess of $300 million.

Pursuant to the agreements governing the RSE AJH Investment (the “RSE AJH Operative Agreements”), our consent is required for all major decisions regarding the RSE AJH Controlled Subsidiary. In addition, Fundrise Lending, LLC (“Lending”), an affiliate of our sponsor, earned an origination fee of approximately 1.5% of the RSE AJH Investment, paid directly by the RSE AJH Controlled Subsidiary.

The Brandywine Hundred Apartments property, which is held through Brandywine 100 Holdings LLC, a wholly-owned subsidiary of the RSE AJH Controlled Subsidiary, was acquired for a purchase price of approximately $52,400,000. AJH anticipates additional hard costs of approximately $400,000 to perform common area and unit improvements, as well as additional soft costs and financing costs of approximately $1,575,720, bringing the total projected project cost for the Brandywine Hundred Apartments property to approximately $54,375,720. To finance the acquisition of the Brandywine Hundred Apartments property, a $42,355,000 senior secured loan with a ten (10) year initial term at a LIBOR + 266 floating interest rate with three years interest only was provided by Greystone – Freddie Mac (the “Brandywine Hundred Senior Loan”). The remaining equity contributions to the RSE AJH Controlled Subsidiary are being contributed by various individuals.

As of the closing date, the Brandywine Hundred Senior Loan had an approximate LTC ratio of 77.9%. The LTC ratio, or the loan-to-cost ratio, is the approximate amount of the total debt on the asset, divided by the anticipated cost to complete the project. We generally use LTC as a measure of leverage for properties that are subject to construction. There can be no assurance that the anticipated completion cost will be achieved or that the LTC ratio will not vary at points over the course of ownership.

The Brandywine Hundred Apartment property is a 301-unit, four- and six-story mid-rise apartment property in Wilmington, DE. The property was constructed in 1965 and 1971 with renovations completed in 2008. The build is of well-maintained steel/concrete construction and a split-faced concrete block exterior.

The Wilmington market presents a strong opportunity arising from a steady financial employment base and solid multifamily market fundamentals. Wilmington’s economy has mirrored that of the United States economy and is expected to continue to do so moving forward. The state’s pro-business environment should keep financial institutions in the market as the city continues to attract other business sectors to Wilmington.